September 30, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: ARK ETF Trust – Fidelity Bond – (Policy No. ICB9300003-02)

The ARK ETF Trust ("Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), hereby provides the following in connection with the Trust's fidelity bond for the 2016-2017 year:

> 1) A copy of the bond coverage for the Trust ("Bond") (attached as Exhibit A);

> 2) A copy of the resolutions, which were adopted by the Board of Trustees of the Trust, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as Exhibit B);

> 3) A copy of the joint fidelity bond agreement, by and between each series of the Trust (each, a "Fund"), meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

Please note that the premium for the Bond has been paid through August 30, 2017.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Kellen Carter

Kellen Carter
Secretary
ARK ETF Trust



ARCH INSURANCE COMPANY

(A Missouri Corporation)

Home Office Address:

2345 Grand Blvd, Suite 900
Kansas City, MO 64108

Administrative Address:

Northeast Region - One Liberty
29th Floor
New York, NY 10006
Tel: (646) 563-5869

INVESTMENT COMPANY BLANKET BOND

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

DECLARATIONS

Bond No.: ICB 9300003-02

Item 1. Insured & Address:

ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC
155 W. 19TH STREET
5TH FLOOR
NEW YORK, NY 10011

Item 2. Bond Period:

From: August 30, 2016
To: August 30, 2017
12:01 a.m. local time at the address stated in Item 1

Item 3. Bond Premium: $1,400.00
Taxes, Surcharges and other assessments, if applicable: $0.00
Premium attributable to Terrorism Risk Insurance: $0.00
    [X]   Included in Bond Premium
    [ ]   In addition to Bond Premium

Item 4.   Notices to Insurer:

<table>
<tr><td align="center">Claims or Potential Claims:</td><td align="center">All Other Notices:</td></tr>
<tr><td align="center">Arch Insurance Company
Executive Assurance Claims
1299 Farnam Street, Suite 500
Omaha, NE 68102
P.O. Box 542033
Omaha, NE 68154
Phone: 877 688-ARCH (2724)
Fax: 866 266-3630
E-mail: Claims@ArchInsurance.com</td><td align="center">Arch Insurance Company
Executive Assurance Underwriting
One Liberty Plaza, 53rd Floor
New York, NY 10006
Fax: (212) 651-6499</td></tr>
</table>

Item 5.   Investment Company Blanket Bond Coverage Elections:

Aggregate Limit of Liability: $400,000

Insuring Agreement			Limit of Liability	Deductible
X	A.	Fidelity	$400,000	$10,000
X	B.	Audit Expense	$50,000	$5,000
X	C.	On Premises	$400,000	$10,000
X	D.	In Transit	$400,000	$10,000
X	E.	Forgery or Alteration	$400,000	$10,000
X	F.	Securities	$400,000	$10,000
X	G.	Counterfeit Currency	$400,000	$10,000
X	H.	Stop Payment	$50,000	$5,000
X	I.	Uncollectible Items of Deposit	$50,000	$5,000

Item 6.   Endorsements:

See attached schedule of endorsements and notices.

Item 7.   The Insured by acceptance of this Bond gives notice to the Insurer terminating or canceling prior bonds or policy(ies) No.(s) ICB9300003-01 such termination or cancellation to be effective as of the time this Bond becomes effective.

Item 8.   Producer: WILLIS OF MARYLAND, INC.
Mailing Address: 225 SCHILLING CIRCLE
                                                 SUITE 150
                                                 HUNT VALLEY, MD 21030

SCHEDULE OF FORMS AND ENDORSEMENTS

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

INSURED: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC	TERM: August 30, 2016	to August 30, 2017
POLICY NUMBER: ICB 9300003-02		

ENDT. NO.	FORM NO.	TITLE
	05 ICB0002 00 08 11	INVESTMENT COMPANY BLANKET BOND
	05 ML0002 00 12 14	SIGNATURE PAGE (ARCH INSURANCE)
	00 ICB0005 00 08 11	INVESTMENT COMPANY BLANKET BOND
1	00 ICB0006 00 08 11	AUTOMATIC FUND COVERAGE
2	00 ICB0009 00 08 11	ADD INSURED(S) - BLANKET
3	00 ICB0008 00 08 11	COMPUTER SYSTEMS INSURING AGREEMENT
4	00 ICB0007 00 08 11	TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT
5	00 ML0207 00 11 03	UNAUTHORIZED SIGNATURES INSURING AGREEMENT
	00 MLE0013 33 12 08	NEW YORK INSURANCE LAW SECTION 3420 REQUIRED CLAIM NOTICE PROVISIONS (CLAIMS MADE POLICIES)
	00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
	00 MLT0027 00 01 15	TERRORISM COVERAGE DISCLOSURE NOTICE



Signature Page

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

John Mentz
President

Patrick Nails
Secretary

INVESTMENT COMPANY BLANKET BOND

> **NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.**

The **Insurer**, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the **Insured**, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 5 of the Declarations and with respect to loss sustained by the **Insured** at any time but discovered during the **Bond Period**, to indemnify and hold harmless the **Insured** for:

1.   INSURING AGREEMENTS

A.   Fidelity

Loss resulting from any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** committed by an **Employee**, committed anywhere and whether committed alone or in collusion with others, including loss of **Property** resulting from such acts of an **Employee**, which **Property** is held by the **Insured** for any purpose or in any capacity and whether so held gratuitously or not and whether or not the **Insured** is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such **Employee** with the manifest intent:

1.   to cause the **Insured** to sustain such loss; and

2.   to obtain financial benefit for the **Employee**, or for any other person or organization intended by the **Employee** to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

B.   Audit Expense

Expense incurred by the **Insured** for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the **Insured** through any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement**, of any of the **Employees**. The total liability of the **Insurer** for such expense by reason of such acts of any **Employee** or in which such **Employee** is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 5 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the **Insured** through any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** of one or more of the **Employees** and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement A. in Item 5 of the Declarations.

C.   On Premises

Loss of **Property** (occurring with or without negligence or violence) through robbery, burglary, **Larceny**, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the **Insured**, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is (or is supposed or believed by the **Insured** to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 1 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

1. Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the **Insured's** offices covered under this Bond caused by **Larceny** or theft in, or by burglary, robbery or holdup of, such office, or attempted threat, or by vandalism or malicious mischief; or

2. Loss through damage to any such office by **Larceny** or theft in, or by burglary, robbery or holdup of such office or attempted threat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the **Insured** is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

D. **In Transit**

Loss of **Property** (occurring with or without negligence or violence) through robbery, **Larceny**, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such **Property** by the transporting person or persons, and to end immediately upon delivery thereof at destination.

E. **Forgery or Alteration**

Loss through **Forgery** or alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the **Insured**, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or **Property**, which instructions or advices or applications purport to have been signed or endorsed by any customer of the **Insured**, shareholder or subscriber to shares, whether certificated or uncertificated, of any investment company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an investment company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or **Property**, or receipts or certificates of deposit for **Property** and bearing the name of the **Insured** as issuer, or of another investment company for which the **Insured** acts as agent, excluding, however, any loss covered under Insuring Agreement F hereof whether or not coverage for Insuring Agreement F is provided for in the Declarations of this Bond.

Any check or draft:

1. made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

2. procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated;

shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

F.   Securities

Loss sustained by the **Insured**, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the **Insured** is a member or which would have been imposed upon the **Insured** by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the **Insured** had been a member thereof:

1. through the **Insured's** having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

  a. counterfeited with the intent to deceive and to be taken for an original;

  b. forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity; or

  c. raised or otherwise altered, or lost, or stolen; or

2. through the **Insured's** having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the **Insured**, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding, losses caused by **Forgery** or alteration of, on or in those instruments covered under Insuring Agreement E. hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

G.   Counterfeit Currency

Loss through the receipt by the **Insured**, in good faith, of any counterfeited money orders or altered paper currencies or coin of any country issued or purporting to have been issued by such country.

H. Stop Payment

Loss against any and all sums which the **Insured** shall become obligated to pay by reason of the liability imposed upon the **Insured** by law for damages:

1. for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the **Insured** or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber; or

2. for having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the **Insured** or any Authorized Representative of such customer, shareholder or subscriber.

I. Uncollectible Items of Deposit

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon uncollectible **Items of Deposit** of a customer, shareholder or subscriber credited by the **Insured** or the **Insured's** agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from **Items of Deposit** processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the **Insured**.

Loss includes dividends and interest accrued not to exceed 15% of the uncollectible **Items of Deposit**.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the **Insurer** for uncollectible **Items of Deposit**. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal, as declared in the prospectus of the Fund(s), shall begin from the date a deposit was first credited to any **Insured** Fund(s).

2. GENERAL AGREEMENTS

A. Additional Offices or Employees – Consolidation or Merger-Notice

1. If the **Insured** shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the **Insurer** of an increase during any premium period in the number of offices or in the number of **Employees** at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an investment company, named as an **Insured** herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The **Insured** shall notify the **Insurer** within 60 days of the acquisition, and an additional premium shall be computed only if such acquisition involves additional offices or **Employees**.

B. Warranty

No statement made by or on behalf of the **Insured**, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. **Court Costs and Attorneys' Fees (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)**

The **Insurer** will indemnify the **Insured** against court costs and reasonable attorneys' fees incurred and paid by the **Insured** in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the **Insured** to enforce the **Insured's** liability or alleged liability on account of any loss, claim or damage which, if established against the **Insured**, would constitute a loss sustained by the **Insured** covered under the terms of this Bond provided, however, that with respect to Insuring Agreement A. this indemnity shall apply only in the event that:

1. an **Employee** admits to being guilty of any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement**;

2. an **Employee** is adjudicated to be guilty of any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement**; or

3. in the absence of paragraphs 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts, that an **Employee** would be found guilty of any dishonest or fraudulent act(s) if such **Employee** were prosecuted.

The **Insured** shall promptly give notice to the **Insurer** of any such suit or legal proceeding and at the request of the **Insurer** shall furnish it with copies of all pleadings and other papers therein. At the **Insurer's** election the **Insured** shall permit the **Insurer** to conduct the defense of such suit or legal proceeding, in the **Insured's** name, through attorneys of the **Insurer's** selection.   The **Insured** shall give the **Insurer** full cooperation and such information as it may reasonably require or deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the **Insured's** liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the liability of the **Insurer** under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the **Insured** or by the **Insurer** that the amount recoverable under this Bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D. **Former Employee**

Acts of an **Employee**, as defined in this Bond, are covered under Insuring Agreement A only while the **Employee** is in the **Insured's** employ. Should loss involving a former **Employee** of the **Insured** be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement A if the direct proximate cause of the loss occurred while the former **Employee** performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

3. **DEFINITIONS**

The following terms, as used in this Bond, shall have the respective meanings stated in this Section:

A. **"Employee"** means:

1. any of the **Insured's** officers, partners, or employees;

2. any of the officers or employees of any predecessor of the **Insured** whose principal assets are acquired by the **Insured** by consolidation or merger with, or purchase of assets or capital stock of such predecessor;

3. attorneys retained by the **Insured** to perform legal services for the **Insured** and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the **Insured**;

4. guest students or interns pursuing their studies or duties in any of the **Insured's** offices;

5. directors or trustees of the **Insured**, the investment advisor, **Insurer** (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the **Insured**;

6. any individual or individuals assigned to perform the usual duties of an employee within the premises of the **Insured**, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis;

7. each natural person, partnership or corporation authorized by written agreement with the **Insured** to perform services as electronic data processor of checks or other accounting records of the **Insured**, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the **Insured**, unless included under paragraph 9 below;

8. those persons so designated in Section 17, Central Handling of Securities;

9. any officer, partner or employees of

    a. an investment advisor;

    b. an **Insurer** (distributor);

    c. a transfer agent or shareholder accounting record-keeper; or

    d. an administrator authorized by written agreement to keep financial and/or other required records,

for an investment company named as **Insured** while performing acts coming within the scope of the usual duties of an officer or employees of any investment company named as **Insured** herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of any such investment company, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the investment company Act of 1940, as amended, of an investment company named as **Insured** or is an affiliated person of the adviser, **Insurer** or administrator of such investment company, and which is not a bank, shall be included within the definition of **Employee**.

Each employer of temporary personnel or processors as set forth in paragraphs 6 and 7 above and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered **Employees**.

B. **"Bond Period"** means the period specified in Item 2 of the Declarations, subject to any cancellation prior to the scheduled expiration date.

C. **"Forgery"** means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

D. **"Insured"** means the entity named in Item 1 of the Declarations.

E. **"Items of Deposit"** means any one or more checks and drafts. **Items of Deposit** shall not be deemed uncollectible until the **Insured's** collection procedures have failed.

F. **"Larceny"** or **"Embezzlement"** as it applies to any named **Insured** means those acts as set forth in Section 37 of the Investment Company Act of 1940, as amended.

G. **"Property"** means money (i.e., currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made there from, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the **Insured** in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the **Insured** has an interest or in which the **Insured** acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the **Insured's** consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the **Insured** for any purpose or in any capacity and whether so held by the **Insured** for any purpose or in any capacity and whether so held gratuitously or not and whether or not the **Insured** is liable therefore.

4. **EXCLUSIONS**

Insurer shall not be liable for:

A. loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreements A, E, F or G;

B. loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement D, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the **Insured** in initiating such transit;

C. loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

D. loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the **Insured** or a member of any equivalent body unless such person is also an **Employee** or an elected official, partial owner or partner of the **Insured** in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

E. loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the **Insured** or any of its partners, directors or **Employees**, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreements A, E or F;

F. loss resulting from any violation by the **Insured** or by any **Employee**:

    1. of law regulating:

        a. the issuance, purchase or sale of securities;

        b. securities transactions upon security exchanges or over-the-counter market;

        c. investment companies; or

        d. investment advisors, or

    2. of any rule or regulation made pursuant to any such law;

    unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements A or E;

G. loss of **Property** or loss of privileges through the misplacement or loss of **Property** as set forth in Insuring Agreements C or D while the **Property** is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the **Insured** under:

    1. the **Insured's** contract with said armored motor vehicle company;

    2. insurance carried by said armored motor vehicle company for the benefit of users of its service; and

    3. all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess;

H. all potential income, including but not limited to interest and dividends, not realized by the **Insured** because of a loss covered under this Bond, except as included under Insuring Agreement I;

I. all damages of any type for which the **Insured** is legally liable, except direct compensatory damages arising from a loss covered under this Bond;

J. loss through the surrender of **Property** away from an office of the **Insured** as a result of a threat:

    1. to do bodily harm to any person, except loss of **Property** in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the **Insured** of any such threat; or

2. to do damage to the premises or **Property** of the **Insured**, except when covered under Insuring Agreement A.

K. all costs, fees and other expenses incurred by the **Insured** in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement B;

L. loss resulting from payments made or withdrawals from the account of a customer of the **Insured**, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the **Insured** or within the office of the **Insured** at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement A; or

M. loss resulting from uncollectible **Items of Deposit** which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

5. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any employers of temporary personnel or of processors as set forth in Section 3. Definitions, A. **"Employee"** 6 and 7, as aforesaid, and upon payment to the **Insured** by the **Insurer** on account of any loss through dishonest or fraudulent act(s) including **Larceny** or **Embezzlement** committed by any of the partners, officers or **Employees** of such Employers, whether acting alone or in collusion with others, an assignment of such of the **Insured's** rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the **Insured** to the **Insurer**, and the **Insured** shall execute all papers necessary to secure to the **Insurer** the rights herein provided for.

6. LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

A. This Bond is for the use and benefit only of the **Insured** named in the Declarations and the **Insurer** shall not be liable hereunder for loss sustained by anyone other than the **Insured** unless the **Insured**, in its sole discretion and at its option, shall include such loss in the **Insured's** proof of loss. At the earliest practicable moment after discovery of any loss hereunder the **Insured** shall give the **Insurer** written notice thereof and shall also within six months after such discovery furnish to the **Insurer** affirmative proof of loss with full particulars. If a claim is made under this Bond for loss of securities or shares, the **Insurer** shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the **Insurer**. The **Insurer** shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after such proof of loss is filed with the **Insurer** nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the **Insured** in any suit mentioned in Section 2. General Agreement, C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

B. Discovery occurs when the **Insured**:

1.   becomes aware of facts, or

2.   receives written notice of an actual or potential claim by a third party which alleges that the **Insured** is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by this Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

7.   VALUATION OF PROPERTY

A.   The value of any **Property**, except books of accounts or other records used by the **Insured** in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such **Property** on the business day next preceding the discovery of such loss; provided, however, that the value of any **Property** replaced by the **Insured** prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

B.   In case of any loss or damage to **Property** consisting of books of accounts or other records used by the **Insured** in the conduct of its business, the **Insurer** shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the **Insured** in order to reproduce such books and other records.

8.   VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the **Insured**, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the **Insurer** shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The **Insurer** may, at its election, pay such actual cash value or make such replacement or repair. If the **Insurer** and the **Insured** cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

9.   LOST SECURITIES

A.   If the **Insured** shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 5 of the Declarations of this Bond, the liability of the **Insurer** shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 5 of the Declarations of this Bond.

B.   If the **Insurer** shall make payment to the **Insured** for any loss of securities, the **Insured** shall thereupon assign to the **Insurer** all of the **Insured's** rights, title and interests in and to said securities.

C.   With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the **Insurer** may at its sole discretion and option and at the request of the **Insured** issue a Lost Instrument Bond or Bonds to effect replacement thereof, the **Insured** will pay the usual premium charged therefor and will indemnify the **Insurer** against all loss or expense that the **Insurer** may sustain because of the issuance of such Lost Instrument Bond or Bonds.

D. With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the **Insurer** may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the **Insured** agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the **Insurer** under the terms and conditions of this Bond subject to the Limit of Liability hereunder.

10. SALVAGE

In case of recovery, whether made by the **Insured** or by the **Insurer**, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the **Insurer**, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the **Insured** in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the **Insurer** and thereafter in reimbursement of the **Insured** for that part of such loss within the Deductible Amount. The **Insured** shall execute all necessary papers to secure to the **Insurer** the rights provided for herein.

11. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

A. At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 5 of the Declarations of this Bond notwithstanding any previous loss for which the **Insurer** may have paid or be liable to pay hereunder; provided, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the **Insurer** under this Bond with respect to all loss resulting from:

1. any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or **Employee** is concerned or implicated shall be deemed to be one loss;

2. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, shall be deemed to be one loss;

3. all wrongful acts, other than those specified in paragraph 1 above, of any one person shall be deemed to be one loss;

4. all wrongful acts, other than those specified in paragraph 1 above, of one or more persons (which dishonest act(s) or act(s) of **Larceny** or **Embezzlement** include, but are not limited to, the failure of an **Employee** to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

5. any one casualty or event other than those specified in paragraphs A. 1, 2, 3 or 4 above, shall be deemed to be one loss; and

shall be limited to the applicable Limit of Liability stated in Item 5 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

B. Paragraph A. 3 above is not applicable to any situation to which the language of Item 4 applies.

12. LIMIT OF LIABILITY

With respect to any loss set forth in Section 11. Non-Reduction and Non-Accumulation of Liability and Total Liability, A. 1 through 5 of this Bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the **Insurer** to the **Insured** or to any predecessor in interest of the **Insured** and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the **Insurer** under this Bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the **Insured** under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

13. OTHER INSURANCE

If the **Insured** shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the **Insurer** shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

14. DEDUCTIBLE

A. The **Insurer** shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, Section 11. Non-Reduction and Non-Accumulation of Liability and Total Liability, A. 1 through 5, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the **Insured**, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the **Insurer** on account thereof prior to payment by the **Insurer** of such loss, shall exceed the Deductible Amount set forth in Item 5 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 5 of the Declarations.

B. The **Insured** will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 9. Lost Securities.

C. There shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any investment company named as **Insured** herein.

15. TERMINATION

A. The **Insurer** may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each investment company named as **Insured** and the Securities and Exchange Commission, Washington, D.C. The **Insured** may terminate this Bond as an entirety by furnishing written notice to the **Insurer**. When the **Insured** terminates, the **Insured** shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination. The **Insurer** shall notify all other Investment Companies named as **Insured** of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

B. This Bond will terminate as to any one **Insured** immediately upon taking over of such **Insured** by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the **Insured**, or assignment for the benefit of creditors of the **Insured**, or immediately upon such **Insured** ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

C. The **Insurer** shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the **Insured** or pro rata if terminated for any other reason.

D. This Bond shall terminate:

    1. as to any **Employee** as soon as any partner, officer or supervisory **Employee** of the **Insured**, who is not in collusion with such **Employee**, shall learn of any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** on the part of such **Employee** without prejudice to the loss of any **Property** then in transit in the custody of such **Employee** (See Section 18. Additional Companies Included As **Insured**, D.);

    2. as to any **Employee** 60 days after receipt by each **Insured** and by the Securities and Exchange Commission of a written notice from the **Insurer** of its desire to terminate this Bond as to such **Employee**; or

    3. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the **Insured** or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including **Larceny** or **Embezzlement** in the service of the **Insured** or otherwise, whether such act be committed before or after the time this Bond is effective.

16. RIGHTS AFTER TERMINATION OR CANCELLATION

A. At any time prior to the termination of this Bond, whether by the **Insured** or the **Insurer**, the **Insured** may give to the **Insurer** notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the **Insured** prior to the effective date of such termination and shall pay an additional premium therefor.

B. Upon receipt of such notice from the **Insured**, the **Insurer** shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

    1. on the effective date of any other insurance obtained by the **Insured**, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

    2. upon takeover of the **Insured's** business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose;

without the necessity of the **Insurer** giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the **Insurer** shall refund any unearned premium.

C. The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the **Insured's** business for the operation or for the liquidation thereof or for any other purpose.

17. CENTRAL HANDLING OF SECURITIES

A. Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company (hereinafter called "Corporations") to the extent of the **Insured's** interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be **Property**.

B.   For purposes of this Section, **Employee** shall also include the officers, partners, clerks and other **Employees** of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange (hereinafter called "Exchanges") and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other **Employees** and **Employees** of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

C.   The **Insurer** shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the **Insurer** shall be liable hereunder only for the **Insured's** share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

D.   For the purpose of determining the **Insured's** share of excess loss(es) it shall be deemed that the **Insured** has an interest in any certificate representing any security included within such systems equivalent to the interest the **Insured** then has in all certificates representing the same security included within such systems and that such Corporations shall use their best efforts in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in **Property** involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the **Insured's** share of such excess loss(es) shall be the amount of the **Insured's** interest in such **Property** in excess of the amount(s) so apportioned to the **Insured** by such Corporations.

E.   This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the **Insured** by the **Insurer** on account of any loss(es) within the systems, an assignment of such of the **Insured's** rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the **Insured** to the **Insurer**, and the **Insured** shall execute all papers necessary to secure to the **Insurer** the rights provided for herein.

18.   ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them shall be included as the **Insured** herein:

A.   the total liability of the **Insurer** hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the **Insurer** would be liable hereunder if all such loss were sustained by any one of them;

B.   the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the **Insurer** shall furnish each named investment company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

C. the **Insurer** shall not be responsible for the proper application of any payment made hereunder to said **Insured** in Item 1. Of the Declarations;

D. knowledge possessed or discovery made by any partner, officer or supervisory **Employee** of any **Insured** shall for the purposes of Section 6. Loss-Notice-Proof-Legal Proceedings and Section 15. Termination constitute knowledge or discovery by all the **Insured**; and

E. if the first named **Insured** ceases for any reason to be covered under this Bond, then the **Insured** next named shall thereafter be considered as the first named **Insured** for the purposes of this Bond.

19. NOTICE AND CHANGE OF CONTROL

A. Upon the **Insured's** obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940, as amended) of the **Insured**, the **Insured** shall within 30 days of such knowledge give written notice to the **Insurer** setting forth:

1. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

2. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

3. the total number of outstanding voting securities.

B. As used in this section, control means the power to exercise a controlling influence over the management or policies of the **Insured**.

C. Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

D. Such notice is not required to be given in the case of an **Insured** which is an investment company.

20. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the **Insurer's** Authorized Representative. When a bond covers only one investment company no change or modification which would adversely affect the rights of the investment company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the **Insured** or by the **Insurer**. If more than one investment company is named as the **Insured** herein, the **Insurer** shall give written notice to each investment company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such investment company.

IN WITNESS WHEREOF, the **Insurer** has caused this Bond to be executed on the Declarations Page.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC FUND COVERAGE

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that:

1. If the **Insured** shall, while this Bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the **Bond Period**.

2. If the **Insured** shall, while this Bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, as amended, due to an increase in asset size of current funds **Insured** under this Bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the **Bond Period**.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 1

Bond Number: ICB 9300003-02

Named Insured: ARK ETF TRUST C/O ARK INVESTME

This endorsement is effective on the inception date of this Bond unless otherwise stated herein:

Endorsement Effective Date: August 30, 2016

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ADD INSURED(S) – BLANKET

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that Item 1 of the Declarations Page, **Insured**, shall include the following:

ARK Innovation ETF
ARK Genomic Revolution ETF
ARK Industrial Innovation ETF
ARK Web x.0 ETF
ARK 3D Printing ETF
ARK Israeli Innovation ETF

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 2

Policy Number: ICB 9300003-02

Named Insured: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: August 30, 2016

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

COMPUTER SYSTEMS INSURING AGREEMENT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that:

1. Section 1. Insuring Agreements is amended to add:

Computer Systems

Loss resulting directly from a fraudulent:

A. entry of data into; or

B. change of data or programs within a:

Computer System; provided the fraudulent entry or change causes:

    1. **Property** to be transferred, paid or delivered;

    2. an account of the **Insured**, or of its customer, to be added, deleted, debited or credited; or

    3. an unauthorized account or a fictitious account to be debited or credited;

C. voice instructions or advices having been transmitted to the **Insured** or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

    1. cause the **Insured** or its agent(s) to sustain a loss;

    2. obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit; and

    3. further provided, such voice instructions or advices:

        a. were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

        b. were electronically recorded by the **Insured** or its agent(s).

2. It shall be a condition to recovery under this Insuring Agreement that the **Insured** or its agent(s) shall, to the best of their ability, electronically record all voice instructions or advices received over the telephone. The **Insured** or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Insuring Agreement shall bar the **Insured** from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media

---

used to record conversation from any cause, or error or omission of any **Employee(s)** or agent(s) of the **Insured**.

3. The Limit of Liability for the coverage provided by this Insuring Agreement shall be $400,000.

4. The **Insurer** shall be liable hereunder for the amount by which one loss is excess of the $10,000 Deductible Amount.

5. For purposes of this Endorsement only:

    A. **"Computer System"** means:

        1. computers with related peripheral equipment, including storage components, wherever located;

        2. systems and application software;

        3. terminal devices;

        4. related communication networks or customer communication systems; and

        5. related electronic funds transfer systems;

    by which data are electronically collected, transmitted, processed, stored and retrieved.

    B. the **Insurer** shall not be liable for:

        1. loss resulting directly or indirectly from the theft of confidential information, material or data; and

        2. loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or **Employee** thereof) authorized by the **Insured** to design, develop, prepare, supply, service, write or implement programs for the **Insured's Computer System**.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the **Insurer** to involve the same individual and, in that event, shall be treated as one loss.

7. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or coverage.

8. Coverage under this Insuring Agreement shall terminate upon termination or cancellation of this Bond. Coverage under this Insuring Agreement may also be terminated or cancelled without cancelling this Bond in its entirety:

    A. 60 days after receipt by the **Insured** of written notice from the **Insurer** of its desire to terminate or cancel coverage under this Insuring Agreement; or

    B. immediately upon receipt by the **Insurer** of a written request from the **Insured** to terminate or cancel coverage under this Insuring Agreement.

The **Insurer** shall refund to the **Insured** the unearned premium for this coverage under this Insuring Agreement. The refund shall be computed at short rates if this Insuring Agreement is terminated or cancelled or reduced by notice from the **Insured**.

9. Section 6, Loss-Notice-Proof-Legal Proceedings is amended to add:

With respect to Insuring Agreement only, proof of loss resulting from voice instructions or advices covered under this Insuring Agreement shall include electronic recording of such voice instructions or advices.

10. Coverage under this Insuring Agreement is not designed to cover loss provided under a separate Electronic and Computer Crime Policy or by whatever title assigned or by whatever insurer written. Any loss which is covered under such separate policy is excluded from coverage under this Bond and the **Insured** agrees to make claim for such loss under its separate policy.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 3

Policy Number: ICB 9300003-02

Named Insured: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: August 30, 2016

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

TELEFACSIMILE TRANSFER FRAUD INSURING AGREEMENT

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

It is agreed that:

1.   Section 1. Insuring Agreements is amended to add:

Telefacsimile Transfer Fraud

Loss resulting by reason of the **Insured** having transferred, paid or delivered any funds or **Property**, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by **Telefacsimile** transmission directed to the **Insured**, authorizing or acknowledging the transfer, payment or delivery of funds or **Property**, the establishment of a credit, debiting of any account, or the giving of value by the **Insured**, but only if such **Telefacsimile** instructions:

1.   bear a valid test key exchanged between the **Insured** and a customer or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

2.   fraudulently purport to have been sent by such customer or financial institution, but which **Telefacsimile** instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

2.   The Limit of Liability for the coverage provided by this Insuring Agreement shall be $400,000.

3.   The **Insurer** shall be liable hereunder for the amount by which one loss is excess of the $10,000 Deductible Amount.

4.   For purposes of this Endorsement, **"Telefacsimile"** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the **Insured** within its communication room for the purposes of reproducing a copy of said document. **Telefacsimile** does not mean an electronic communication sent by telex, TWC, electronic mail or an Automated Clearing House.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 4

Policy Number: ICB 9300003-02

Named Insured: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: August 30, 2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES INSURING AGREEMENT

> **NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.**

It is agreed that Section 1. Insuring Agreements is amended to add:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the **Insured** having accepted, paid or cashed any check, withdrawal order, or draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the **Insured** as a signatory on such account.

1.   It shall be a condition precedent to the **Insured's** right of recovery under this Insuring Agreement that the **Insured** shall have on file signatures for all persons who are authorized signatories on such account.

2.   The Limit of Liability for the coverage provided by this Insuring Agreement shall be $50,000. Such amount shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 5 of the Declarations.

3.   The Deductible Amount for loss under this Insuring Agreement shall be $5,000.

All other terms and conditions of this Bond remain unchanged.

Endorsement Number: 5

Policy Number: ICB 9300003-02

Named Insured: ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: August 30, 2016

NEW YORK INSURANCE LAW SECTION 3420
REQUIRED CLAIM NOTICE PROVISIONS
(CLAIMS MADE POLICIES)

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Notwithstanding any other provision of this policy, it is agreed that:

1. No claim made by an insured, injured person or other claimant during the Policy Period or any applicable Extended Reporting Period or Discovery Period shall be invalidated because of a failure to give notice of such claim within the time prescribed in the policy if it shall be shown: (i) not to have been reasonably possible to have given notice within the prescribed time; and (ii) notice was given as soon as was reasonably possible.

2. No claim made by an insured, injured person or other claimant during the Policy Period or any applicable Extended Reporting Period or Discovery Period shall be invalidated because of a failure to give notice of such claim within the time prescribed in the policy unless the late notice has prejudiced the insurer. Notwithstanding the foregoing, the insurer may deny coverage for a claim to the extent that notice of such claim was given to the insurer after the Policy Period or any applicable Extended Reporting Period or Discovery Period.

All other terms and conditions of the policy continue to apply.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully**.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Class 1 -

00 ML0065 00 06 07   Includes copyrighted material of Insurance Services Office, Inc. with its permission.   Page 1 of 1

TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

> **NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.**

The Terrorism Risk Insurance Act of 2002 as amended and extended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (collectively referred to as the "Act") established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism **that is certified under the federal program** as an act of terrorism. The policy's other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. **The federal share equals 85% in 2015, 84% in 2016, 83% in 2017, 82% in 2018, 81% in 2019, and 80% in 2020 of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Calendar Year 2015 and each Calendar Year thereafter through 2020.**

DISCLOSURE OF CAP ON ANNUAL LIABILITY

If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Calendar Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

DISCLOSURE OF PREMIUM

Your premium for terrorism coverage is: $0.00
This charge/amount is applied to obtain the final premium.)
You may choose to reject the offer by signing the statement below and returning it to us. Your policy will be changed to exclude the described coverage. If you chose to accept this offer, this form does not have to be returned.

REJECTION STATEMENT

> I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

ARK ETF TRUST C/O ARK INVESTMENT MANAGEMENT LLC

_____
Policyholder/Legal Representative/Applicant's Signature

Named Insured

Arch Insurance Company

Print Name of Policyholder/Legal
Representative /Applicant

Insurance Company

Date: _____

Policy Number: ICB 9300003-02

SECRETARY'S CERTIFICATE

I, Kellen Carter, Secretary of ARK ETF Trust (the "Trust"), hereby certify that the following votes have been adopted, first by the Trustees who are not "interested persons" of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), voting separately and then by the entire Board of Trustees (the "Board") voting as a whole, at a meeting duly called and held on August 30, 2016, at which a quorum was present and acting throughout:

> **RESOLVED,** that, after consideration of all factors deemed relevant by the Board including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (iii) the amount of the premium for such bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (v) the nature of the securities in the Trust's portfolios, the fidelity bond policy issued by Arch Insurance Company, covering each officer and employee of the Trust against larceny and embezzlement, in the amount of $400,000 ("Fidelity Bond Policy") for the period August 30, 2016 to August 30, 2017 be and hereby is, approved; and further

> **RESOLVED,** that it is the finding of the Board that the Fidelity Bond Policy covering among others, officers and employees of the Trust in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Fund to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds and the nature of the securities in the Funds' portfolios; and further

> **RESOLVED,** that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based on the value of the Trust's assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and further

> **RESOLVED,** that the Secretary and the other officers of the Trust are directed to file the fidelity bond with the SEC and to make the other filings and give the notices as required by Rule 17g-1(g) of the 1940 Act; and further

> **RESOLVED,** that the appropriate officers of the Trust be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name and on behalf of the Trust and each Fund, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 29th day of September 2016.

        /s/ Kellen Carter
        Kellen Carter
        Secretary

JOINT FIDELITY BOND AGREEMENT

This agreement ("Agreement") is made this 1st day of October, 2014 by ARK ETF Trust ("Trust") on behalf of each of its series now or hereafter existing (the respective series of the Trust collectively referred to herein as the "Funds" or singularly as a "Fund").

W I T N E S S E T H:

WHEREAS, the Funds have been named as insureds under a joint Investment Company Blanket Bond issued by Arch Insurance Company ("Bond") with a limit of liability that may be changed from time to time ("Bond Amount"); and

WHEREAS, the Trust, on behalf of each Fund, desires to enter into this Agreement in accordance with the requirements of Rule 17g-1(f) to assure that any proceeds received under the Bond are allocated in an equitable and proportionate manner.

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1. Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more Funds, each such Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

2. Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

ARK ETF Trust, on behalf of each of its Series
(as set forth in Schedule A attached hereto)

By: /s/ Jane A. Kanter
Name: Jane A. Kanter
Title: Secretary

SCHEDULE A
(as of August 30, 2016)

ARK Genomic Revolution Multi-Sector ETF
ARK Industrial Innovation ETF
ARK Innovation ETF
ARK Web x.0 ETF
The 3D Printing ETF